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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               Micrion Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   59479P 102
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                                 (CUSIP Number)

                         Christopher Stoddart, Treasurer
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                           KLA Instruments Corporation
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                       160 Rio Robles, San Jose, CA 95134
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 with a copy to:

                               Alan B. Kalin, Esq.
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                               Graham & James LLP
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                                 600 Hansen Way
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                            Palo Alto, CA 94304-1043
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                                  June 4, 1996
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                     Page 2 of 4

CUSIP No. 59479P 102
- --------------------------------------------------------------------------------

         (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

                  KLA Instruments Corporation/TIN No. 04-2564110

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         (2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                     -----------------------------------------------------------

                  (b)    /x/
                     -----------------------------------------------------------


- --------------------------------------------------------------------------------

         (3)      SEC Use Only
                              --------------------------------------------------

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         (4)      Source of Funds (See Instructions)   Not Applicable
                                                    ----------------------------

- --------------------------------------------------------------------------------


         (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
                                       -----------------------------------------

- --------------------------------------------------------------------------------


         (6)      Citizenship or Place of Organization     Delaware
                                                      --------------------------

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                         -------------------------------------------------------
Shares Bene-             (7)     Sole Voting Power   244
ficially                                          ------------------------------
Owned by
Each Report-             -------------------------------------------------------
ing Person               (8)     Shared Voting Power  0
With                                                ----------------------------

                         -------------------------------------------------------
                         (9)     Sole Dispositive Power   145,244
                                                       -------------------------

                         -------------------------------------------------------
                         (10)    Shared Dispositive Power   0
                                                          ----------------------

- --------------------------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                      145,244
                  --------------------------------------

- --------------------------------------------------------------------------------


         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


- --------------------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row 11   3.61%
                                                                  --------------

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         (14)     Type of Reporting Person (See Instructions)   CO
                                                             -------------------

- --------------------------------------------------------------------------------
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                                                                     Page 3 of 4


INTRODUCTION.

         This Amendment No. 1 amends the Statement on Schedule 13D of KLA Instruments Corporation ("KLA"), dated May 17, 1996 (the "Statement"), with respect to the Common Stock of Micrion Corporation (the "Issuer"). This Amendment is filed solely to reflect the sale of 70,000 shares of Micrion Common Stock by KLA on June 4, 1996, as a result of which KLA is no longer the beneficial owner of more than 5% of the Micrion Common Stock outstanding, and is no longer required to report pursuant to Rule 13d-1 with respect to the Micrion Common Stock, until such time as KLA acquires beneficial ownership of additional shares of Micrion Common Stock which would increase its holding above the 5% threshold. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended and supplemented by the following:

         As of the date hereof, KLA beneficially owns the aggregate number and percentage of Micrion Common Stock set forth below:

Number of Shares                            Percentage of Outstanding Micrion Common Stock
- ----------------                            ----------------------------------------------
  145,244                           3.61% (based on information provided by Micrion to KLA on
                                    May 7, 1996 that the number of issued and outstanding
                                    shares of Micrion Common Stock is 4,027,189)


        On June 4, 1996, KLA sold 70,000 shares of the Micrion Common Stock on the Nasdaq National Market in one or more transactions through a registered broker-dealer. The shares were sold at the market price then prevailing, $35-3/8 per share. The sale of those shares was not reported in the Statement.

        On June 4, 1996, Micrion ceased to be the beneficial owner of more than 5% of the Micrion Common Stock.



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                                                                     Page 4 of 4

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

                                    KLA INSTRUMENTS CORPORATION

                                             /s/ CHRISTOPHER STODDART
                                    --------------------------------------------
                                                     (Signature)

                                           Christopher Stoddart, Treasurer
                                    --------------------------------------------
                                                   (Name and Title)

                                                   June 5, 1996
                                    --------------------------------------------
                                                    (Date)